SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission File Number 001-16707

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SouthTrust 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SouthTrust Corporation
420 North 20th Street
Birmingham, Alabama 35203

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

     Reports of Independent Registered Public Accounting Firms

     Financial Statements:
       Statements of Net Assets Available for Benefits, December 31, 2004 and 2003
       Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2004
       Notes to Financial Statements

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

     Consents of Independent Registered Public Accounting Firms

SouthTrust 401(k) PLAN

Financial Statements

As of December 31, 2004 and 2003 and for the
year ended December 31, 2004

(With Reports of Independent Registered Public Accounting Firms Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
Wachovia Corporation

     We have audited the accompanying statement of net assets available for benefits of the SouthTrust 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles in the United States of America.

     As further discussed in Note 2 to the financial statements, the Plan was merged into the Wachovia Savings Plan on December 31, 2004, and as part of the merger, the Plan assets were transferred to the Wachovia Savings Plan.

/s/ Barfield, Murphy, Shank & Smith, P.C.

Birmingham, Alabama
April 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
Wachovia Corporation

     We have audited the accompanying statement of net assets available for benefits of the SouthTrust 401(k) Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Birmingham, Alabama
June 8, 2004

SouthTrust 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

ASSETS
Cash	$-	1,363,660
Investments at fair value	-	473,221,167
Company contributions receivable	-	19,051,616
Accrued interest and dividends receivable	-	1,114,074

Net assets available for benefits	$-	494,750,517

See accompanying notes to financial statements.

SouthTrust 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2004

ADDITIONS TO PLAN ASSETS
Investment income Interest and dividends	$4,850,080
Dividends from Wachovia common stock	2,056,823
Dividends from SouthTrust common stock	3,733,893
Net appreciation in fair value of investments	101,298,279

Total investment income	111,939,075
Employer cash contributions	19,073,197
Employee contributions	29,102,773

Total additions to Plan assets	160,115,045

DEDUCTIONS FROM PLAN ASSETS
Distributions to participants and beneficiaries	50,798,069
Transfer to Wachovia Savings Plan	604,067,493

Total deductions from Plan assets	654,865,562

Decrease in net assets available for benefits	(494,750,517)
Net assets available for benefits
Beginning of year	494,750,517

End of year	$-

See accompanying notes to financial statements.

SouthTrust 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 1: DESCRIPTION OF PLAN

     The following description of the SouthTrust 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

GENERAL
     The Plan was a defined contribution plan covering substantially all employees of SouthTrust Corporation (the “Company”) who had completed six months of service. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
PLAN AMENDMENT AND RESTATEMENT
     The Plan was amended and restated effective July 1, 2004, in order to comply with recent tax law changes. The Plan was further amended in 2004 to reflect the corporate merger of the Company and Wachovia Corporation.
CONTRIBUTIONS
     Each year, participants could contribute a percentage of pretax annual compensation, not to exceed federal limits. Participants who had attained age 50 before the close of the Plan year could contribute a catch-up contribution. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants directed the investment of their contributions into various investment options offered by the Plan. The Company matched 100 percent of the first six percent that a participant contributed to the Plan. Contributions were subject to certain limitations. The Company match for the 2004 Plan year was made to the Wachovia Savings Plan in the first quarter of 2005.
ADMINISTRATIVE EXPENSES
     Certain administrative expenses, including legal, accounting and trustee fees, were paid directly by the Company.
PARTICIPANT ACCOUNTS
     Each participant’s account was credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings and any earnings or losses thereon. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.
VESTING
     Participants were immediately vested in their contributions and any earnings or losses thereon. Vesting in the Company contribution portion of their account was based on years of credited service. Participants were 100 percent vested after three years of credited service. Effective November 1, 2004, all participant balances and Company contributions vested.
BENEFIT PAYMENTS
     On termination of service, a participant could elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period of time not to exceed 30 years or the life of the participant or the participant and his/her beneficiary. While employed, participants were permitted to withdraw a portion of the Company’s contribution to the cash investment funds after the funds had been on deposit for two full years, excluding investments in SouthTrust Corporation common stock. The amount withdrawable was 50% of the contribution from the Company allocated to the participant’s account.
PARTICIPANT LOANS
     Participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, excluding investments in SouthTrust Corporation common stock. The loans were secured by 50 percent of the balance in the participant’s account and bore interest at rates that were commensurate with local prevailing rates as determined by the Administrative Committee. Principal and interest were paid ratably through semi-monthly payroll deductions.
FORFEITURES
     Forfeited balances of terminated participants’ nonvested accounts were used to reduce Company contributions.

NOTE 2: PLAN MERGER

     In 2004, SouthTrust Corporation and Wachovia Corporation (“Wachovia”) merged, leaving Wachovia as the surviving corporation. Effective December 31, 2004, the Plan was merged into the Wachovia Savings Plan.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
     The financial statements of the Plan have been prepared on the accrual basis of accounting.

(Continued)

 2

SouthTrust 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan’s investments in mutual funds are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans and cash equivalents are stated at cost which approximates fair value.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 4: INVESTMENTS

     The Plan’s investments at December 31, 2003, with investments that represented five percent or more of the Plan’s net assets at the beginning of the year separately identified, were as follows:

SouthTrust Corporation Stock Fund (a)	$167,411,406
SouthTrust Value Fund (a)	156,963,972
SouthTrust U.S. Treasury Money Market Fund (a)	71,428,934
SouthTrust Bond Fund	19,685,514
Dreyfus Emerging Leaders Fund	9,492,248
SouthTrust Growth Fund	9,210,559
Templeton Growth Fund, Class A Fund	8,891,802
Federated Kaufmann, Class A Fund	7,188,202
Federated U.S. Government Bond Fund	6,881,039
SouthTrust Income Fund	5,397,938
Participant loans collateralized by participant accounts, interest rates 5.00% to 5.25%	10,669,553

Total investments	$473,221,167

(a) Represents five percent or more of the Plan’s net assets at the beginning of the Plan year.

     In 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common stock	$73,142,287
Mutual funds	28,155,992

Total appreciation	$101,298,279

NOTE 5: INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan submitted a request for determination in 2004 regarding the amended and restated Plan, but has not yet received a response.

NOTE 6: RELATED PARTY TRANSACTIONS

     SouthTrust Bank (the “Trustee”) acted as trustee, custodian and recordkeeper of the Plan. The Trustee was a subsidiary of the Company. At December 31, 2004 and 2003, respectively, the Plan owned $0 (0 shares) and $167,411,406 (5,113,360 shares) in Company stock. Certain Plan investments are shares of mutual funds managed by SouthTrust Funds.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SouthTrust 401(k) PLAN

/s/ BENJAMIN J. JOLLEY

Benjamin J. Jolley
Senior Vice President

June 13, 2005

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)(a)	Consent of Independent Registered Public Accounting Firm	Filed herewith

(23)(b)	Consent of Independent Registered Public Accounting Firm	Filed herewith